FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2023
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim unaudited consolidated financial statements	3

Banco Santander, S.A.
and companies composing
Grupo Santander

Interim Condensed Consolidated
Financial Statements for the
three-month period ended
31 March 2023

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2023 AND 31 DECEMBER 2022
(EUR million)

ASSETS	Note	31-03-2023	31-12-2022 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		203,359	223,073

FINANCIAL ASSETS HELD FOR TRADING	5	172,889	156,118
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,670	5,713
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	9,741	8,989
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	84,214	85,239
FINANCIAL ASSETS AT AMORTISED COST	5	1,165,387	1,147,044
HEDGING DERIVATIVES		6,969	8,069

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(3,038)	(3,749)

INVESTMENTS		7,668	7,615
Joint venture entities		2,011	1,981
Associated entities		5,657	5,634

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		260	308

TANGIBLE ASSETS	7	33,989	34,073
Property, plant and equipment		32,940	33,044
For own-use		13,617	13,489
Leased out under an operating lease		19,323	19,555
Investment properties		1,049	1,029
Of which : Leased out under an operating lease		894	804
INTANGIBLE ASSETS		18,880	18,645
Goodwill	8	13,870	13,741
Other intangible assets		5,010	4,904

TAX ASSETS		29,708	29,987
Current tax assets		9,147	9,200
Deferred tax assets		20,561	20,787

OTHER ASSETS		10,411	10,082
Insurance contracts linked to pensions		101	104
Inventories		12	11
Other		10,298	9,967

NON-CURRENT ASSETS HELD FOR SALE	6	3,295	3,453
TOTAL ASSETS		1,749,402	1,734,659
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MARCH 2023 AND 31 DECEMBER 2022
(EUR million)

LIABILITIES	Note	31-03-2023	31-12-2022 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	123,716	115,185
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (**)	9	37,096	40,268
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,429,788	1,423,858
HEDGING DERIVATIVES		9,363	9,228

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(139)	(117)

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS (**)		17,274	16,426

PROVISIONS		8,089	8,149
Pension and other post-retirement obligations	10	2,198	2,392
Other long term employee benefits	10	898	950
Taxes and other legal contingencies	10	2,226	2,074
Contingent liabilities and commitments	14	780	734
Other provisions	10	1,987	1,999
TAX LIABILITIES		9,528	9,468
Current tax liabilities		2,675	3,040
Deferred tax liabilities		6,853	6,428

OTHER LIABILITIES		15,197	14,609

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,649,912	1,637,074

SHAREHOLDERS´ EQUITY		125,061	124,732

CAPITAL	11	8,227	8,397
Called up paid capital		8,227	8,397
Unpaid capital which has been called up		—	—
SHARE PREMIUM		45,294	46,273
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		697	688
Equity component of the compound financial instrument		—	—
Other equity instruments issued		697	688
OTHER EQUITY		175	175
ACCUMULATED RETAINED EARNINGS		74,115	66,702
REVALUATION RESERVES		—	—
OTHER RESERVES		(5,383)	(5,454)
(-) OWN SHARES		(635)	(675)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	2,571	9,605
(-) INTERIM DIVIDENDS		—	(979)

OTHER COMPREHENSIVE INCOME (LOSS)	11	(34,498)	(35,628)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(4,485)	(4,635)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(30,013)	(30,993)

NON-CONTROLLING INTEREST		8,927	8,481
Other comprehensive income		(1,682)	(1,856)
Other items		10,609	10,337
TOTAL EQUITY		99,490	97,585
TOTAL LIABILITIES AND EQUITY		1,749,402	1,734,659
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		278,586	274,075
Financial guarantees granted		13,132	12,856
Other commitments granted		98,418	92,672
(*)Presented for comparison purposes only (see Note 1.e).
(**)See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 31 March 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2023 AND 2022
(EUR million)

		(Debit) / Credit
	Note	01-01-2023 to 03-31-2023	01-01-2022 to 03-31-2022 (*)
Interest income		23,889	13,972
Financial assets at fair value through other comprehensive income		1,788	1,077
Financial assets at amortised cost		18,132	11,852
Other interest income		3,969	1,043
Interest expense		(13,493)	(5,117)
Interest income/ (charges)		10,396	8,855
Dividend income		63	68
Income from companies accounted for using the equity method		126	133
Commission income		4,152	3,747
Commission expense		(1,109)	(935)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		18	29
Financial assets at amortised cost		15	36
Other financial assets and liabilities		3	(7)
Gain or losses on financial assets and liabilities held for trading, net		802	1,801
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		802	1,801
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		(13)	43
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortized cost		—	—
Other gains (losses)		(13)	43
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(266)	292
Gain or losses from hedge accounting, net		10	95
Exchange differences, net		164	(1,873)
Other operating income		329	438
Other operating expenses		(759)	(460)
Income from assets under insurance and reinsurance contracts		203	390
Expenses from liabilities under insurance and reinsurance contracts		(194)	(318)
Total income		13,922	12,305
Administrative expenses		(5,356)	(4,831)
Staff costs		(3,245)	(2,863)
Other general and administrative expenses		(2,111)	(1,968)
Depreciation and amortisation cost		(789)	(704)
Provisions or reversal of provisions, net		(642)	(455)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(3,301)	(2,123)
Financial assets at fair value through other comprehensive income		2	(9)
Financial assets at amortised cost	5	(3,303)	(2,114)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(22)	(35)
Tangible assets	7	(16)	(4)
Intangible assets		(1)	(28)
Others		(5)	(3)
Gain or losses on non financial assets and investments, net		26	2
Negative goodwill recognised in results		—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(6)	12
Operating profit/(loss) before tax		3,832	4,171
Tax expense or income from continuing operations		(967)	(1,302)
Profit/(loss) for the period from continuing operations		2,865	2,869
Profit/( loss) after tax from discontinued operations		—	—
Profit/(loss) for the period		2,865	2,869
Profit attributable to non-controlling interests		294	326
Profit/(loss) attributable to the parent		2,571	2,543
Earnings/(losses) per share	3
Basic		0.15	0.14
Diluted		0.15	0.14
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the three-month period ended 31 March 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2023 AND 2022
(EUR million)

		(Debit) / Credit
	Note	01-01-2023 to 03-31-2023	01-01-2022 to 03-31-2022 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		2,865	2,869
OTHER RECOGNISED INCOME AND EXPENSE		1,249	2,026
Items that will not be reclassified to profit or loss	11	69	623
Actuarial gains and losses on defined benefit pension plans		85	858
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(10)	2
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		22	(99)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(7)	23
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		7	(23)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(46)	27
Income tax relating to items that will not be reclassified		18	(165)
Items that may be reclassified to profit or loss	11	1,180	1,403
Hedges of net investments in foreign operations (effective portion)	11	(731)	(1,442)
Revaluation gains (losses)		(731)	(1,442)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	1,104	4,433
Revaluation gains (losses)		1,104	4,433
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		549	(1,525)
Revaluation gains (losses)		(341)	(918)
Amounts transferred to income statement		890	(607)
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		613	(858)
Revaluation gains (losses)		602	(1,477)
Amounts transferred to income statement		11	15
Other reclassifications		—	604
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		18	100
Income tax relating to items that may be reclassified to profit or loss		(373)	695
Total recognised income and expenses for the year		4,114	4,895
Attributable to non-controlling interests		468	612
Attributable to the parent		3,646	4,283
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2023 AND 2022
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2022 (*)	8,397	46,273	688	175	66,702		(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2023 (*)	8,397	46,273	688	175	66,702	—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
Total recognised income and expense	—	—	—	—	—	—	—	—	2,571	—	1,075	174	294	4,114
Other changes in equity	(170)	(979)	9	—	7,413	—	71	40	(9,605)	979	55	—	(22)	(2,209)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(170)	(979)	—	—	—	—	170	979	—	—	—	—	—	—
Dividends	—	—	—	—	(963)	—	—	—	—	—	—	—	(91)	(1,054)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,232)	—	—	—	—	—	(1,232)
Disposal of equity instruments	—	—	—	—	—	—	11	293	—	—	—	—	—	304
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,376	—	195	—	(9,605)	979	55	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(20)	—	—	—	—	—	—	—	—	—	(20)
Others increases or (-) decreases of the equity	—	—	9	20	—	—	(305)	—	—	—	—	—	69	(207)
Balance as at 03-31-2023	8,227	45,294	697	175	74,115	—	(5,383)	(635)	2,571	—	(34,498)	(1,682)	10,609	99,490
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2023 AND 2022
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2021 (*)	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2022 (*)	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Total recognised income and expense	—	—	—	—	—	—	—	—	2,543	—	1,740	286	326	4,895
Other changes in equity	—	—	4	—	8,190	—	(720)	(174)	(8,124)	—	1	—	(1,747)	(2,570)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(70)	(70)
Purchase of equity instruments	—	—	—	—	—	—	—	(393)	—	—	—	—	—	(393)
Disposal of equity instruments	—	—	—	—	—	—	4	219	—	—	—	—	—	223
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,190	—	(67)	—	(8,124)	—	1	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Others increases or (-) decreases of the equity	—	—	4	26	—	—	(657)	—	—	—	—	—	(1,677)	(2,304)
Balance as at 03-31-2022 (*)	8,670	47,979	662	152	68,463	—	(5,197)	(1,068)	2,543	(836)	(30,978)	(1,818)	10,806	99,378
(*)Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the three-month period ended 31 March 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain
(see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FIRST THREE MONTHS ENDED 31 MARCH 2023 AND 2022
(EUR million)

	Note	31-03-2023	31-03-2022 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(17,064)	(8,940)
Profit/(loss) for the period		2,865	2,869
Adjustments made to obtain the cash flows from operating activities		7,788	5,849
Depreciation and amortisation cost		789	704
Other adjustments		6,999	5,145
Net increase/(decrease) in operating assets		26,755	48,221
Financial assets held-for-trading		14,366	26,683
Non-trading financial assets mandatorily at fair value through profit or loss		(2)	203
Financial assets at fair value through profit or loss		777	(3,689)
Financial assets at fair value through other comprehensive income		(2,872)	(12,816)
Financial assets at amortised cost		15,428	34,375
Other operating assets		(942)	3,465
Net increase/(decrease) in operating liabilities		(606)	31,596
Financial liabilities held-for-trading		6,799	15,664
Financial liabilities designated at fair value through profit or loss (**)		(3,227)	7,514
Financial liabilities at amortised cost		(2,710)	9,347
Other operating liabilities (**)		(1,468)	(929)
Income tax recovered/(paid)		(356)	(1,033)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(1,090)	(834)
Payments		2,647	2,537
Tangible assets	7	2,252	2,180
Intangible assets		393	270
Investments		—	58
Subsidiaries and other business units	2	2	29
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		1,557	1,703
Tangible assets	7	1,324	1,439
Intangible assets		—	—
Investments		41	12
Subsidiaries and other business units		—	5
Non-current assets held for sale and associated liabilities	6	192	247
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(1,389)	(3,111)
Payments		1,889	3,455
Dividends	3	—	—
Subordinated liabilities		314	475
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		1,232	393
Other payments related to financing activities		343	2,587
Proceeds		500	344
Subordinated liabilities		105	113
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		309	225
Other proceeds related to financing activities		86	6
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(171)	697
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(19,714)	(12,188)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		223,073	210,689
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		203,359	198,501
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,167	8,171
Cash equivalents at central banks		180,890	177,372
Other financial assets		14,302	12,958
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		203,359	198,501
In which: restricted cash		—	—
(*)Presented for comparison purposes only (see Note 1.e).
(**) See impact of IFRS 17 as at 31 of December 2022 (see Note 1.b).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the three-month period ended 31 March 2023.

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the first three months ended 31 March 2023.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the first three months ended 31 March 2023 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 24 April 2023. Grupo Santander's consolidated annual accounts for year 2022 were approved by shareholders at Banco Santander annual general meeting on 31 March 2023.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2022 were authorised at the board of directors meeting on 27 February 2023 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2022 and the consolidated results of its operations, and the consolidated cash flows in 2022. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 20-F filed with the U.S. Securities and Exchange Commission on 1 March 2023, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements and contains disclosures relating to the first three months of 2023.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first three months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2022.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2022. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2022 taking into account the standards and interpretations with effective application date during the first three months of 2023, which are detailed below:
–IFRS 17 Insurance Contracts and amendments to IFRS 17: new general accounting standard for insurance contracts, which includes the recognition, measurement, presentation and disclosure of information. Insurance contracts combine financial and service provision features that, in many cases, generate variable long- term cash flows. To properly reflect these characteristics, IFRS 17 combines the measurement of future cash flows with the recording of the contract result during the period in which the service is provided, presents separately the financial results from the results for the provision of the service and allows entities, through the choice of an accounting policy option, to recognize the financial results in the income statement or in other comprehensive income. Applicable retrospectively from 1 January 2023.
The Group has carried out a project to implement IFRS 17 with all affected Group entities and has drawn up an accounting policy that establishes the accounting criteria for recording insurance contracts. Grupo Santander concluded the analysis of the effects of this new standard without having identified material equity impacts in its interim financial statements due to the application of said standard, except for a reclassification of the balance sheet to the heading 'Liabilities covered by insurance or reinsurance contracts', registered at 1 January 2023, of a portfolio of products for an amount of approximately EUR 16 billion, derived from the different treatment that this new standard establishes for the components of an insurance contract.
–The amendments to IAS 1 Presentation of Financial Statements require companies to disclose material information about their accounting policies rather than their significant accounting policies. Applicable from 1 January 2023.
–The amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how to distinguish changes in accounting policies, which are generally applied retrospectively, from changes in accounting estimates, which are generally applied prospectively. Applicable from 1 January 2023.
–The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:
•Right-of-use assets and lease liabilities.
•Decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.
The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate. Applicable from 1 January 2023.
The aforementioned amendments to accounting standards have not had a significant effect on Grupo Santander’s financial statements, except for what was disclosed before.
All accounting policies and measurement bases with a material effect on the interim financial statements for 31 March 2023 were applied in their preparation.
By the time of the preparation and authorisation of these interim financial statements, there were no standards to be adopted by the European Union for the current year whose effective date of implementation by the IASB is after 1 January 2023.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2022, except for those indicated in these interim financial statements due to the rules that have come into effect during the first three months of the year 2023.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:

1.The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
2.The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.The useful life of the tangible and intangible assets;
5.The measurement of goodwill impairment arising on consolidation;
6.The calculation of provisions and the consideration of contingent liabilities;
7.The fair value of certain unquoted assets and liabilities;
8.The recoverability of deferred tax assets; and
9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario and the situation of the war in Ukraine, as well as the challenges derived from the inflationary scenario, and the recent turbulence in the world banking sector, mainly due to the bankruptcy of some regional banks in the United States and a specific case of a merger in Europe, which has contributed to generate greater uncertainty and volatility in the markets.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.
During the first three months ended 31 March 2023, there have been no additional significant changes in the estimates made at the end of 2022, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 2.o to Grupo Santander's consolidated annual accounts for the year ended 31 December 2022 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2022 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2022 contained in these interim financial statements is only presented for comparison purposes with the information relating to the three-month period ended 31 March 2023.
The comparative information in the balance sheet as at 31 December 2022 has been restated due to retrospective application of IFRS 17 (see Note 1.b).
In order to interpret the changes in the balances with respect to 31 December 2022, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 50.b to the consolidated annual accounts for the year ended 31 December 2022) and the impact of the appreciation/depreciation of the various currencies against the euro in the first three months of 2023: Mexican peso (6.12%), US dollar (-1.69%), Brazilian real (2.65%), Pound sterling (0.96%), Chilean peso (5.64%) and Polish zloty (0.15%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (14.90%), US dollar (4.57%), Brazilian real (4.93%), Pound sterling (-5.26%), Chilean peso (4.10%) and Polish zloty (-1.90%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the first three months ended 31 March 2023.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the first three months ended 31 March 2023.

h) Other information
On 28 December 2022, the law establishing a temporary levy on credit institutions and financial credit establishments was published in Spain. On 1 January 2023, an amount of 224 million euros was recorded under the heading "Other operating expenses" in the profit and loss account in accordance with IFRIC 21 due to this new tax.
i)    Events after the reporting period
On 21 April 2023, Banco Santander completed the share repurchase program agreed by the Board of Directors on 27 February 2023, which has involved the acquisition of a total of 269,848,953 shares, which represent around 1.64% of the share capital for an approximate amount of EUR 921 million.
The purpose of this repurchase program is to reduce Banco Santander's share capital by amortizing the shares acquired under it. The capital reduction, approved by the ordinary general shareholders' meeting held on 31 March 2023, will take effect as soon as the relevant regulatory authorization is received from the European Central Bank.
2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2022 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2022, 2021 and 2020.
The most significant transactions carried out during the first three months of 2023 or pending execution at 31 March 2023 are described below:
Tender offer for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
On 21 October 2022, Banco Santander, S.A. ('Banco Santander') announced that it intended to make concurrent cash tender offers to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander Mexico') in Mexico (Series B shares) and United States (American Depositary Shares ('ADSs')) which were not owned by Grupo Santander, which amounted to approximately 3.76% of Santander Mexico’s share capital.
The offers were launched on 7 February 2023 to be settled on 13 March, 2023. Banco Santander announced on 1 March 2023 its decision to extend the expiration date of the offers so that they concluded on 10 April 2023. Finally, after the offers’ closing, 3.6% of the capital has accepted the offer, which raises the Group's stake in Santander México from 96.2% to 99.8%.
Shareholders who have participated in the offerings have received 24.52 Mexican pesos (approximately EUR 1.20) per Share and US$ 6.6876 in cash for each ADS (i.e., the equivalent in United States dollars of 122.6 pesos Mexican pesos in cash for each ADS at the dollar/Mexican peso exchange rate on the expiration date of April 10, 2023), which corresponds to the book value of the Santander México share according to the quarterly report of Santander México corresponding to the fourth quarter of the financial year 2022 in accordance with the applicable legislation, with a total disbursement by Banco Santander of approximately EUR 300 million.
Once the offers were concluded and settled, on April 13, 2023, Banco Santander has notified the New York Stock Exchange (“NYSE”) that it will withdraw the ADSs from the listing on the NYSE and the Shares from the registry before the Securities and Exchange Commission (' SEC') in the United States and on April 14, 2023, filed before the National Banking and Securities Commission ('CNBV') the request for cancellation of the registration of the Shares in the National Securities Registry of the 'CNBV' and, once authorized, will proceed to withdraw the listing of the Shares in the Mexican Stock Exchange, SAB de CV ('BMV'). Said cancellation was approved by the extraordinary general shareholders' meeting of Santander México held on November 30, 2022, with the favorable vote of the holders of the shares that represent more than 95% of the shares of Santander México, as required by the Mexican Securities Market Law.
Pursuant to Mexican law, Banco Santander and Santander México will establish a trust (the “Repurchase Trust”) on the effective date of cancellation of the registration of the Shares in the National Securities Registry maintained by the CNBV, to which they can go , for a period of six months, the holders of the Shares that remain outstanding after the conclusion of the offers, to sell said Shares to the repurchase trust, at the same cash price that would have been paid to them in the Mexican offer with respect to the same.
3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
During the first three months of 2023 and 2022, no cash remuneration has been made by Banco Santander.
The general meeting of shareholders approved on 31 March 2023 the payment of a complementary dividend in cash charged to the results of the financial year 2022, agreed at the board of directors on 27 February 2023, of EUR 5.95 cents per share that will be effective as of 2 May 2023.
Likewise, the general meeting of shareholders approved the implementation of a share repurchase program agreed by the board of directors for a maximum amount of EUR 921 million, which began on 1 March 2023 until 12 May 2023.

At the board of directors held on 24 February 2022, it was agreed to pay a dividend of EUR 5.15 cents in cash per share corresponding to the year 2021, which became effective on 2 May 2022. It also approved the implementation of a share repurchase program charged to the results of the 2021 financial year for a maximum amount of 865 million, completed in May 2022.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first three months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	31-03-2023	31-03-2022
Profit attributable to the Parent (EUR million)	2,571	2,543
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(115)	(141)
	2,456	2,402
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	2,456	2,402
Weighted average number of shares outstanding	16,386,769,332	17,049,488,114
Basic earnings per share (euros)	0.15	0.14
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.15	0.14
ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first three months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	31-03-2023	31-03-2022
Profit attributable to the Parent (EUR million)	2,571	2,543
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(115)	(141)
	2,456	2,402
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	2,456	2,402
Weighted average number of shares outstanding	16,386,769,332	17,049,488,114
Dilutive effect of options/receipt of shares	64,389,190	48,892,456
Adjusted number of shares	16,451,158,522	17,098,380,570
Diluted earnings per share (euros)	0.15	0.14
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.15	0.14

4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2022 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2022.
Following is a summary of the most significant data on the remunerations and benefits for the first three months ended 31 March 2023 and 2022:
Remuneration of members of the board of directors (1)

	EUR thousand
	31-03-2023	31-03-2022
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	1,437	1,339
Variable salary remuneration of executive directors	—	—
Directors fees	386	241
Bylaw-stipulated emoluments (annual emolument)	1,056	955
Other	1,275	956
Sub-total	4,154	3,491
Transactions with shares and/or other financial instruments		—
	4,154	3,491
(1)The Notes to the consolidated annual accounts for 2023 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)Mr. Jose Antonio Álvarez stepped down as Vice chair and CEO Executive Director on 31 December 2022. Designated as Vice chair Non - executive Director 1 January 2023.
Mr. Héctor Grisi was designated member of the board on 1 January 2023.
Mr. Germán de la Fuente was designated member of the board on 1 April 2022.
Mr. Glenn Hutchings was designated member of the board on 20 December 2022.
Mr. Álvaro Cardoso de Souza stepped down as member of the board on 1 April 2022.
Mr. Ramón Martín Chávez Márquez stepped down as member of the board on 1 July 2022.
Mr. Sergio Agapito Lires Rial stepped down as member of the board on 31 December 2022.

Other benefits of members of the board of directors

	EUR thousand
	31-03-2023	31-03-2022
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	130	114
Pension funds and plans: Endowments and/or contributions (1)	522	473
Pension funds and plans: Accumulated rights (2)	66,015	66,682
Life insurance premiums	563	721
Guarantees provided for directors	—	—
(1)   These correspond to the endowments and/or contributions made during the first three months of 2023 and 2022 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
(2)   Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 31 March 2023 and 31 March 2022 rights accrued for this concept for EUR 47,171 thousand and EUR 49,288 thousand, respectively.

Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 31 March 2023 and 2022, excluding the executive directors:

	EUR thousand
	31-03-2023	31-03-2022
Senior management (1)
Total remuneration of senior management (2)	6,302	7,069
(1)Remunerations received during the first three months by members of the senior management who ceased in their functions by 31 March 2023, amounted to EUR 511 thousand (EUR 0 thousand at 31 March 2022).
(2)   The number of members of Banco Santander's senior management, excluding executive directors, is 14 as at 31 March 2023 (15 persons at 31 March 2022 ).

The variable annual remuneration (or bonuses) received for fiscal year 2022, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2023 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	31-03-2023	31-03-2022
Senior management (1)
Pension funds: Endowments and / or contributions (2)	1,251	1,394
Pension funds: Accumulated rights (3)	54,237	57,403
(1)Contributions made during the first three months to members of the senior management who ceased in their functions by 31 March 2023, amounted to EUR 108 thousand (EUR 0 thousand at 31 March 2022).
(2)Corresponds to the allocations and/or contributions made during the first three months of 2023 and 2022 as retirement pensions.
(3)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 31 March 2023 and 31 March 2022 rights accumulated for this same concept for EUR 101,806 thousand and EUR 114,817 thousand, respectively.
5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 31 March 2023 and 31 December 2022 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	31-03-2023
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	66,228
Equity instruments	13,704	3,938		1,997
Debt instruments	46,295	874	2,973	73,406	83,928
Loans and advances	46,662	858	6,768	8,811	1,081,459
Central Banks	13,105	—	—	—	17,648
Credit institutions	23,045	—	647	301	48,424
Customers	10,512	858	6,121	8,510	1,015,387
Total	172,889	5,670	9,741	84,214	1,165,387

	EUR million
	31-12-2022
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	67,002
Equity instruments	10,066	3,711		1,941
Debt instruments	41,403	1,134	2,542	75,083	73,554
Loans and advances	37,647	868	6,447	8,215	1,073,490
Central Banks	11,595	—	—	—	15,375
Credit institutions	16,502	—	673	—	46,518
Customers	9,550	868	5,774	8,215	1,011,597
Total	156,118	5,713	8,989	85,239	1,147,044
Following is the gross exposure of financial assets subject to impairment stages at 31 March 2023 and 31 December 2022:

	EUR million
	31-03-2023				31-12-2022
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	82,053	161	43	82,257	83,118	184	24	83,326
Debt instruments	73,410	—	6	73,416	75,087	—	6	75,093
Loans and advances	8,643	161	37	8,841	8,031	184	18	8,233
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	301	—	—	301	—	—	—	—
Customers	8,342	161	37	8,540	8,031	184	18	8,233
Financial assets at amortised cost	1,085,680	69,429	32,753	1,187,862	1,070,025	66,588	32,997	1,169,610
Debt instruments	83,637	93	437	84,167	73,297	75	398	73,770
Loans and advances	1,002,043	69,336	32,316	1,103,695	996,728	66,513	32,599	1,095,840
Central Banks	17,648	—	—	17,648	15,375	—	—	15,375
Credit institutions	48,427	3	—	48,430	46,523	1	—	46,524
Customers	935,968	69,333	32,316	1,037,617	934,830	66,512	32,599	1,033,941
Total	1,167,733	69,590	32,796	1,270,119	1,153,143	66,772	33,021	1,252,936
On 31 March 2023, Grupo Santander has EUR 348 million (EUR 322 million on 31 December 2022) of exposure in impaired assets purchased with impairment, of which EUR 301 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.

b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the first three months ended 31 March 2023 and 2022, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	31-03-2023	31-03-2022
Balance as at beginning of period	22,888	23,164

Impairment losses charged to income for the period	3,537	2,408
Of which:
Impairment losses charged to income	5,985	5,460
Impairment losses reversed with a credit to income	(2,448)	(3,052)
Write-off of impaired balances against recorded impairment allowance	(3,742)	(2,403)
Exchange differences and other	140	1,088

Balance as at end of period	22,823	24,257

Of which, relating to:
Impaired assets	13,754	14,578
Other assets	9,069	9,679

Of which:
Individually calculated	2,798	2,767
Collectively calculated	20,025	21,490
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 31 March 2023 and 31 March 2022:

	EUR million
	31-03-2023
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,611	5,124	13,931	22,666
Transfers between stages	(257)	154	2,005	1,902
Variation due to credit risk	538	(174)	1,249	1,613
Write-offs	—	—	(3,740)	(3,740)
Exchange differences and other	3	41	93	137
Carrying amount at end of period	3,895	5,145	13,538	22,578

	EUR million
	31-03-2022
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	4,182	5,224	13,546	22,952
Transfers between stages	(341)	(98)	1,808	1,369
Variation due to credit risk	228	(62)	879	1,045
Write-offs	—	—	(2,403)	(2,403)
Exchange differences and other	256	252	543	1,051
Carrying amount at end of period	4,325	5,316	14,373	24,014

Previously written-off assets recovered during the first three months of 2023 and 2022 amount to EUR 350 million and to EUR 309 million, respectively. In addition, during the first three months of 2023 EUR 116 million were recognized for losses in the income statement due to renegotiation or contractual modifications mainly due to the CHF mortgage portfolio in Poland (EUR 15 million during the first three months of 2022). Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 3,303 million and EUR 2,114 million during the first three months of 2023 and 2022, respectively.
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the first three months ended 31 March 2023 and 2022, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	31-03-2023	31-03-2022
Balance as at beginning of period	33,268	31,848
Net additions	3,234	3,553
Written-off assets	(3,742)	(2,403)
Exchange differences and other	294	1,113
Balance at end of period	33,054	34,111
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
d)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 31 March 2023 and 31 December 2022:

	EUR million
	31-03-2023		31-12-2022
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,081,459	1,062,710	1,073,490	1,053,703
Debt instruments	83,928	81,563	73,554	70,373
ASSETS	1,165,387	1,144,273	1,147,044	1,124,076
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 50.c of the consolidated annual accounts for the year 2022.
6.    Non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale at 31 March 2023 and 31 December 2022 is as follows presented by nature:

	EUR million
	31-03-2023	31-12-2022
Tangible assets	3,269	3,435
Of which:
Foreclosed assets	3,048	3,101
Of which: Property assets in Spain	2,487	2,596
Other tangible assets held for sale	221	334
Other assets	26	18
	3,295	3,453
The balance of the provisions at 31 March 2023 is EUR 3,425 million euros. The charges recorded in the first three months of 2023 and 2022 amounted to EUR 35 million and EUR 42 million, respectively, and the recoveries undergone during those periods amount to EUR 8 million and EUR 17 million, respectively.

7.   Tangible assets
a)   Changes in the period
In the first three months of 2023 and 2022, tangible assets (rights of use are not included) were acquired for EUR 2,252 million and EUR 2,180 million, respectively.
Likewise, in the first three months of 2023 and 2022 tangible asset items were disposed of with a carrying amount of EUR 1,306 million and EUR 1,436 million, generating a net profit of EUR 18 million and EUR 3 million, respectively.
b)   Property, plant and equipment purchase commitments
At 31 March 2023 and 2022, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 31 March 2023, Grupo Santander has tangible assets under lease for the amount of EUR 2,435 million (EUR 2,413 million at 31 December 2022).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 31 March 2023 and 31 December 2022, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	31-03-2023	31-12-2022
Banco Santander (Brazil)	3,595	3,503
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Bank Polska	1,076	1,075
Santander Portugal	1,040	1,040
Santander US Auto	1,021	1,039
Santander España	998	998
Santander Holding USA (ex. Auto)	829	844
Santander UK	605	599
Banco Santander - Chile	579	548
Grupo Financiero Santander (Mexico)	498	469
Ebury Partners	301	298
Santander Consumer Nordics	204	215
Other entities	376	365
Total Goodwill	13,870	13,741

During the first quarter of 2023 there has been an increase in goodwill of EUR 129 million, which EUR 127 million are mainly due to exchange differences (see Note 11), which in accordance with current regulations, have been recorded with a credit to the heading Other comprehensive income - Items that can be reclassified in results- Foreign currency translation of equity through the Statement of recognized income and expenses.
Note 17 of the consolidated annual accounts for the year ended 31 December 2022 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test as long as there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first three months of 2023, there were no triggers that required the recording of impairments.

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 31 March 2023 and 31 December 2022, presented by nature and categories for valuation purposes:

	EUR million
	31-03-2023			31-12-2022
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss (*)	Financial liabilities at amortised cost
Derivatives	63,070			64,891
Short Positions	22,441			22,515
Deposits	38,205	31,370	1,108,815	27,779	34,841	1,111,885
Central banks	10,301	1,187	70,136	5,757	1,740	76,952
Credit institutions	13,765	1,742	82,310	9,796	1,958	68,582
Customer	14,139	28,441	956,369	12,226	31,143	966,353
Debt instruments	—	5,726	281,033	—	5,427	274,912
Other financial liabilities	—	—	39,940	—	—	37,059
Total	123,716	37,096	1,429,788	115,185	40,268	1,423,858
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b)
b)   Information on issues, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	31-03-2023	31-12-2022
Bonds and debentures outstanding	218,756	211,597
Subordinated	25,368	25,717
Promissory notes and other securities	42,635	43,025
Total debt instruments issued	286,759	280,339
The detail, at 31 March 2023 and 2022, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first three months of 2023 and 2022:

	EUR million
	31-03-2023
	Opening balance at 01-01-23	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03-31-23
Bonds and debentures outstanding	211,597	—	22,577	(16,096)	678	218,756
Subordinated	25,717	—	—	—	(349)	25,368
Bonds and debentures outstanding and subordinated liabilities issued	237,314	—	22,577	(16,096)	329	244,124

	EUR million
	31-03-2022
	Opening balance at 01-01-22	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 03-31-22
Bonds and debentures outstanding	194,362	—	20,114	(17,434)	2,885	199,927
Subordinated	25,938	—	113	(55)	357	26,353
Bonds and debentures outstanding and subordinated liabilities issued	220,300	—	20,227	(17,489)	3,242	226,280
c)    Other issues guaranteed by Grupo Santander
At 31 March 2023 and 2022, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 31 March 2023 and 31 December 2022:

	EUR million
	31-03-2023		31-12-2022
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,108,815	1,106,058	1,111,887	1,108,918
Debt instruments	281,033	270,758	274,912	263,191
Liabilities	1,389,848	1,376,816	1,386,799	1,372,109
Additionally, other financial liabilities are accounted for EUR 39,940 million and EUR 37,059 million as of 31 March 2023 and 31 December 2022, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 50.c of the consolidated annual accounts for 2022, other than those mentioned in these interim financial statements.

10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2022 to 31 March 2023, is mainly due to lower net actuarial losses as a result of benefit payments (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 31 March 2023 and at 31 December 2022 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	31-03-2023	31-12-2022
Provisions for taxes	722	679
Provisions for employment-related proceedings (Brazil)	376	301
Provisions for other legal proceedings	1,128	1,094
Provision for customer remediation	355	349
Provision for restructuring	646	641
Other	986	1,009
	4,213	4,073
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The changes in provisions arising from civil contingencies and legal nature are disclosed in this note.

The main changes in provisions in the first three months of 2023 are as follows:
With respect to provisions for labour and other legal proceedings, in Brazil, provisions of EUR 114 million and EUR 48 million were recorded, making payments of EUR 49 million and EUR 35 million, respectively.
With respect to provisions for customer compensation, and based on the best information available, the gross amount of mortgage leans denominated and indexed to foreign currencies in Poland has been adjusted, in accordance with IFRS 9, by the new estimated cash flows, as described in Note 10 c.
c)    Litigation and other matters
i. Tax-related litigation
At 31 March 2023 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. No provision was recognised in connection with these proceedings as they are considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in the administrative Court, the Conselho Adminisitrativo de Recursos Fiscais (CARF). No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. A defense against the tax assessment notices were submitted, and the appeal is pending decision in CARF. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 283 million, and for lawsuits that qualify as contingent liabilities is EUR 5,673 million.
•Banco Santander appealed before European Courts the Decisions 2011/5/CE of 28 October 2009 (First Decision), and 2011/282/UE of 12 January 2011 (Second Decision) of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On October 2021 the Court of Justice definitively confirmed these Decisions. The dismissal of the appeal, that only affects these two decisions, had no impact on results.
At the date of approval of these interim financial statements certain other less significant tax-related proceedings are also in progress.
ii. Non-tax-related proceedings
At 31 March 2023 the main non-tax-related proceedings concerning the Group were as follows:

•Payment Protection Insurance (PPI): In recent years Santander UK plc has processed customer claims associated with the sale of payment protection insurance (PPI), derived from the Financial Conduct Authority guidelines. As of 31 March 2023 there is no provision related to those claims as the deadline for presenting them has already expired. However, customers can still commence in-court litigation for the mis-sale of PPI and a provision for the best estimate of any obligation to pay compensation in respect of current and future claims is recognized for this purpose.
In addition, there is a legal dispute regarding allocation of liability for pre-2005 PPI policies that two entities of the Axa Group (hereinafter "Axa France" acquired from Genworth Financial International Holdings, Inc. in September 2015. The dispute involves Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was the distributor of the policies in dispute and Santander Insurance Services UK Limited (the Santander Entities).
In July 2017, the Santander Entities notified Axa France that they did not accept liability for losses on PPI policies relating to the referred period. Santander UK plc entered in a Complaints Handling Agreement –that included a standstill agreement- agreeing to handle complaints on Axa France, whilst Axa France accepted paying redress assessed to be due to relevant policyholders on a without prejudice basis.

After the termination of the Complaints Handling Agreement, on 30 December 2020 Axa France provided written notice to the Santander Entities to terminate the standstill agreement. On 5 March 2021, the Santander Entities were served with a Claim Form and Brief Details of Claim by Axa France, claiming that the Santander Entities are liable to reimburse Axa France for pre-2005 PPI mis-selling losses, currently estimated at GBP 636 million (EUR 717.2 million). On 22 March 2021, the Santander Entities acknowledged service of the claim and notified the court of their intention to defend the claim in full and issued an application for Axa Frances’s claim to be struck out/summarily dismissed, which was heard by the Commercial Court on 22 and 23 February 2022 with judgement reserved. Judgment was handed down by the Commercial Court on 12 July 2022. The Commercial Court upheld a significant part of the Santander Entities’ strike-out plead. The Santander Entities have sought permission to appeal aspects of the strike out decision on which they were unsuccessful. Axa France updated the amount of losses claimed from GBP 636 million (EUR 724 million) to GBP 670 million (EUR 762.8 million) in their Amended Particulars of Claim dated 21 October 2022.
Regarding those claims admitted or those that may eventually be made in the aforementioned appeal, there are factual issues that will be resolved during the processing of the trial that may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The provision includes our best estimate of the Santander Entities’ liability for this matter.
•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Mobiliaria Monesa and the bankruptcy administrator. The appeal which the Bank has already opposed to will be resolved by the Provincial Court of Barcelona on 1 June 2023.
Separately, Mobiliaria Monesa, S.A. (parent of Delforca) filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: claim initiated in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Tribunal Regional do Trabalho (Regional Labour Court) and the High Employment Court (TST) ordered Santander Brazil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, the Supreme Federal Court (STF) rejected the extraordinary appeal filed by Santander Brazil.
Santander Bank Brazil filed a rescissory action before the TST to nullify the decisions of the main proceedings and suspend the execution of the judgment, which was deemed inadmissible, therefore its execution was suspended. The rescissory action was dismissed and a motion for clarification was filed, due to the absence of an explicit argument to deny the rescissory action filed by Santander Brazil. After the decision of the motion for clarification, Santander Brazil filed an extraordinary appeal in the rescissory action in February 2021, which was denied in an interlocutory decision in June 2021 by the TST. As Santander Brazil understands there is a conflict between the TST decision and the doctrine set by the STF, Santander Brazil appealed this decision. This appeal is pending.
In August 2021, a first instance court ruled that the enforcement of the TST decision shall be carried out individually, at the jurisdiction pertaining to each person. AFABESP appealed this decision. In December 2021, the Regional Labor Court denied the appeal filed by AFABESP. This decision has not been appealed by AFABESP, and therefore it has become firm.
Santander Brazil external advisers have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of 31 March 2023.

•'Planos Económicos': like the rest of the banking system in Brasil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits ('economic plans'). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the 'Collor I Plan'. On 31 March 2023, the provision recorded for the economic plan proceedings amounts to EUR 232.7 million.
•Floor clauses: as a consequence of the acquisition of Banco Popular Español, S.A.U. ('Banco Popular'), the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular included "floor clauses" in certain asset-side transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 20 January, Banco Popular made provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. At 31 March 2023, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 54.6 million, amount which is fully covered by provisions.
•Banco Popular´s acquisition: After the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous appeals were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to these appeals, on the one hand, the General Court of the European Union (“GCUE”) selected 5 appeals from among all those filed before the European courts by various investors against the European institutions and processed them as pilot cases. On 1 June 2022, the GCUE has rendered five judgements in which it has completely dismissed the appeals, (i) supporting the legality of the resolution framework applied to Banco Popular, (ii) confirming the legality of the action of the European institutions in the resolution of Banco Popular and (iii) rejecting, in particular, all the allegations that there were irregularities in the sale process of Banco Popular to Banco Santander, S.A. Four of these judgments have been appealed before the Court of Justice of the European Union ("CJEU").
On the other hand, in relation to the lawsuits initiated by investors directly against Banco Santander, S.A. derived from the acquisition of Banco Popular, on 2 September 2020, the Provincial Court of La Coruña submitted a preliminary ruling to the CJEU in which it asked for the correct interpretation of the Article 60, section 2 of Directive 2014/59/EU of the European Parliament and of the Council of 15 May, establishing a framework for the restructuring and resolution of credit institutions and investment services companies. Said article establishes that, in the cases of redemption of capital instruments in a bank resolution, no liability will subsist in relation to the amount of the instrument that has been redeemed. On 5 May 2022, the CJEU has rendered its judgement confirming that Directive 2014/59/EU of the European Parliament and of the Council does not allow that, after the total redemption of the shares of the share capital of a credit institution or an investment services company subject to a resolution procedure, the shareholders who have acquired shares within the framework of a public subscription offer issued by said company before the start of such a resolution procedure, exercise against that entity or against its successor, an action for liability for the information contained in the prospectus, under Directive 2003/71/EC of the European Parliament and of the Council, or an action for annulment of the subscription contract for those shares, which, taking into account its retroactive effects, gives rise to the restitution of the equivalent value of said shares, plus the interest accrued from the date of execution of said contract. In respect to this judgement, in December 2022 the Spanish Supreme Court submitted three preliminary rulings before the CJEU in respect of its applicability to subordinated bonds amortized with the resolution and to subordinated bonds and/or preferred shares converted into shares before resolution.

Separately, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court, which rejected it. In these proceedings, Banco Santander, S.A. could potentially be subsidiarily liable for the civil consequences. In view of the CJEU ruling of 5 May 2022, the Bank has requested confirmation of the exclusion of its subsidiary civil liability status in this criminal proceeding. On 26 July 2022, the Court has rejected this request stating that it is a matter to be determined at a later procedural time. This decision has been confirmed on appeal by the Chamber of the National Court by sentence of 5 October 2022. The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The CJEU judgement of 5 May represents a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of material financial penalties, cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution. In the lawsuit, the claimant mainly requested a declaratory ruling that upholds the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.
On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying the part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts for the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the first instance court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR. 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified of the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects.
On 11 April, the Bank has filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. Existing provisions cover the estimated risk of loss.

•Universalpay Entidad de Pago, S.L. has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (MAA) and claim payment (EUR 1,050 million). The MAA was originally entered into by Banco Popular and its purpose is the rendering of acquiring services (point of sale payment terminals) for businesses in the Spanish market. The lawsuit was mainly based on the potential breach of clause 6 of the MAA, which establishes certain obligations of exclusivity, non-competition and customer referral. On 16 December 2022, the Court ruled in favour of the Bank and dismissed the plaintiff's claim in its entirety. The decision has been appealed before the Provincial Court of Madrid and the bank has filed its opposition to Upay’s appeal.

Taking into account the decision at first instance and following the analysis carried out by the Bank's external lawyers, with the best information available to date, it is considered that no provision needs to be registered.
•CHF Polish Mortgage Loans: On 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland considering that certain contractual clauses in CHF-Indexed loan agreements were abusive. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In case of maintenance of the contract, the court may only integrate the contract with subsidiary provisions of national law and decide, in accordance with those provisions, on the applicable rate.

In 2021, the Supreme Court was expected to take a position regarding the key issues in disputes concerning loans based on foreign currency, clarifying the discrepancies and unifying case law. The Supreme Court met several times, with the last session taking place on 2 September 2021. However, the resolution was not adopted and instead, the Supreme Court referred questions to the CJEU on constitutional issues of the Polish judiciary system. No new date for consideration of the issue has been set and no comprehensive decision by the Supreme Court of the issue is expected in the near future. In the absence of a comprehensive position of the Supreme Court, it is difficult to expect a full unification of judicial decisions, and decisions of the Supreme Court and CJEU issued on particular issues may be important for shaping further case law on CHF matters.
At the date of these interim financial statements, it is not possible to predict the Supreme Court’s and CJEU decisions on individual cases. Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice.

As of 31 March 2023, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintain a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of PLN 7,474.8 million (EUR 1,598.1 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the accounting methodology was adapted so that the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded.
As of the same date, the total value of adjustment to gross carrying amount in accordance with IFRS9 as well as the provisions recorded under IAS37, amount to PLN 3,616.9 million (EUR 773.3 million). PLN 3,163.8 million (EUR 676.4 million) corresponds to adjustment to gross carrying amount under IFRS9 and PLN 453.1 million (EUR 96.9 million) to provisions recognized in accordance with IAS37. The adjustment to gross carrying amount in accordance with IFRS9 in the first quarter amounted to PLN 270.2 million (EUR 57.4 million), and the additional provisions under IAS37 amounted to PLN 49.9 million (EUR 10.6 million). Other costs related to the dispute amounted to PLN 100.4 million (EUR 21.4 million). These provisions represent the best estimate as of 31 March 2023. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.

In December 2020, the Chairman of the Polish Financial Supervision Authority ('KNF') presented a proposal for voluntary settlements between banks and borrowers under which CHF loans would be retrospectively settled as PLN loans bearing an interest rate based on WIBOR plus margin. The Bank has prepared settlement proposals which consider both the key elements of conversion of home loans indexed to CHF, as proposed by the KNF Chairman, and the conditions defined internally by the Bank. The proposals are being presented to customers. This is reflected in the model which is currently used to calculate legal risk provisions.

On February 16, 2023, the CJEU General Advocate (“AG”) issued his opinion in case no. C-520/21 pending before the CJEU, where it considers that Directive 93/13/EEC does not oppose national legislative provisions, or the national jurisprudence that interprets them, that allow the consumer to exercise claims that go beyond the reimbursement of the loan installments disbursed under the mortgage loan contract that is declared null and the payment of default interest at the legal rate accrued from the date of the payment request. However, it corresponds to the Polish courts to verify, in the light of their national law, whether consumers have the right to exercise this type of claim and, where appropriate, rule on its admissibility. Regarding banks, the opinion of the AG is that the Directive prevents a bank from exercising claims against a consumer that go beyond the repayment of the principal of the loan granted declared null and the payment of default interest at the legal rate accrued from the date of the payment request. The opinion is non-binding, so it does not definitively resolve these issues, which will be decided in the CJEU ruling that is expected later in 2023. At the date of these interim financial statements, it is not possible to predict a reliable estimate of the potential impact for the Group if the CJEU assumed the opinion of the AG, since this would also depend on the criterion adopted by the national courts.

On 17 February 2023, the KNF has issued a statement in which upholds in full the opinion expressed by the Chairman of the KNF before the CJEU on 12 October 2022, disagreeing with the conclusions of the AG.

•Banco Santander Mexico. Dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, "Alfa" and the "Trust"). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favour of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Santander Mexico has filed various constitutional review and appeals against the recurso de amparo referred to above, which have been dismissed by the Supreme Court of Justice of the Nation. As of this date, an amparo review filed by the Bank is pending to be resolved in the Collegiate Courts in the State of Nuevo León, thus the judgment is not final. On 29 June 2022, Santander México, within the framework of the amparo review filed by the Bank, requested the First Collegiate Court in Civil Matters of the Fourth Circuit of Nuevo León the recusal of two of the three Magistrates who rendered against Santander Mexico, which has been resolved in favour of Santander Mexico. Plaintiffs have requested the recusal of the third Magistrate who ruled with a dissenting vote against the recurso de amparo referred above. The decision of the recusal will be resolved by the end of April 2023.
Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered sufficient to cover the risks deriving from this claim.
•URO Property Holdings, SOCIMI SA: on 16 February 2022, legal proceedings were commenced in the Commercial Court of London against Uro Property Holdings SOCIMI SA (“Uro”), a subsidiary of Banco Santander, S.A., by BNP Paribas Trust Corporation UK Limited (“BNP”) in its capacity as trustee on behalf of certain bondholders and beneficiaries of security rights. The litigation concerns certain terms of a financing granted to Uro which was supported by a bond issue in 2015. The claimant seeks a declaration by the Court and a monetary award against Uro, in connection with an additional premium above the nominal value of the financing repayment because of Uro having lost its status as SOCIMI (Sociedad Anónima Cotizada de Inversión Inmobiliaria), such loss causing the prepayment of the bond issue and, in the opinion of the claimant BNP, also the obligation to pay the additional premium by Uro. Uro denies being liable to pay that additional premium and filed its defense statement and a counterclaim against the claimant. The trial hearing has not been scheduled yet. Furthermore, Uro filed a summary judgement application for BNP's claim to be dismissed before trial and the Commercial Court dismissed the application. It is estimated that the maximum loss associated with this possible contingency, amounts to approximately EUR 250 million.

Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 31 March 2023, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.

11.   Equity
In the first three month period ended 31 March 2023 and 2022 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 31 March 2023 and 31 December 2022 consisted of EUR 8,227 and EUR 8,397 million, respectively, represented by 16,453,995,012 and 16,794,401,584 shares of EUR 0.50 of nominal value each, respectively, and all of them of a unique class and series.
On 17 March 2023, there was a capital reduction amounting to EUR 170,203,286 through the redemption of 340,406,572 shares, corresponding to the share buyback program for the year 2022 ended in January 2023.
The operation has not entailed the return of contributions to the shareholders as the Bank is the holder of the redeemed shares.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issues in excess of par value.
As a result of the capital reduction described in Note 11.a during the first three months of 2023, in accordance with the applicable legislation, a reserve has been provided for amortized capital charged to the issue premium for an amount equal to the nominal value of the amortized shares (EUR 170 million).
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	31-03-2023	31-12-2022
Other comprehensive income accumulated	(34,498)	(35,628)
Items not reclassified to profit or loss	(4,485)	(4,635)
Actuarial gains or losses on defined benefit pension plans	(3,792)	(3,945)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(2)	10
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(630)	(672)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	287	293
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(287)	(293)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(61)	(28)
Items that may be reclassified to profit or loss	(30,013)	(30,993)
Hedge of net investments in foreign operations (effective portion)	(7,526)	(6,750)
Exchange differences	(19,482)	(20,420)
Hedging derivatives (effective portion)	(2,061)	(2,437)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(624)	(1,002)
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(320)	(384)

d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of recognised income and expense.
During the first three months of 2023, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 167 million. The main impacts are:
•Decrease of EUR 118 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the good performance of the asset portfolio.
•Decrease of EUR 21 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, due to the good performance of assets, and to a lesser extent, to lower losses due to demographic hypotheses.
•Increase of EUR 7 million in the cumulative actuarial losses relating to the Group's businesses in Germany, due to the discount rate variation (decrease from 4.21% to 4.10%).
The other modification in accumulated actuarial profit or losses is a decrease of EUR 35 million as a result of the evolution of exchange rates and other movements.
e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 31 March 2023 and 31 December 2022 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	31-03-2023				31-12-2022
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	31	(922)	(891)	504	30	(926)	(896)	500
International
Rest of Europe	106	(60)	46	264	84	(60)	24	225
United States	16	0	16	31	15	—	15	29
Latin America and rest	251	(52)	199	1,198	244	(59)	185	1,187
	404	(1,034)	(630)	1,997	373	(1,045)	(672)	1,941
Of which:
Listed	253	(102)	151	1,216	246	(113)	133	1,200
Unlisted	151	(932)	(781)	781	127	(932)	(805)	741

f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first three months of 2023 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the strong appreciation of the Brazilian real, Pound sterling and Mexican peso, and in the negative side the impact of the depreciation of the US dollar (see Note 1.e). Of this variation, a capital gain of EUR 127 million corresponds to the valuation at the closing exchange rate of goodwill for the first three months of 2023 (see Note 8).
g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 31 March 2023 and 31 December 2022 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	31-03-2023				31-12-2022
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Issued by public Public-sector
Spain	109	(1)	108	8,932	26	-1	25	9,312
Rest of Europe	331	(107)	224	17,173	268	(199)	69	17,593
Latin America and rest of the world	130	(848)	(718)	40,149	196	(937)	(741)	40,873
Issued by Private-sector
Spain	82	(2)	80	6,008	—	-24	(24)	5,727
Rest of Europe	11	(54)	(43)	4,986	11	(68)	(57)	5,203
Latin America and rest of the world	4	(279)	(275)	4,969	16	(290)	(274)	4,590
	667	(1,291)	(624)	82,217	517	(1,519)	(1,002)	83,298

12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. The information is prepared by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the first three months ended 31 March 2023 and 2022.
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the first three months ended 31 March 2023 and 2022:

	EUR million
	Revenue from ordinary activities		Profit before taxes		Profit
Segment	31-03-2023	31-03-2022	31-03-2023	31-03-2022	31-03-2023	31-03-2022
Europe	9,619	6,237	1,846	1,494	1,189	1,018
North America	6,596	3,913	815	1,050	627	806
South America	9,982	9,059	1,247	1,561	790	900
Digital Consumer Bank	2,273	1,631	447	502	244	282
Corporate Centre	717	35	(260)	(436)	(279)	(463)
Underlying Profit	29,187	20,875	4,095	4,171	2,571	2,543
Adjustments	—	—	(263)	—	—	—
Statutory Profit	29,187	20,875	3,832	4,171	2,571	2,543

113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first three months of 2023 and 2022, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	31-03-2023
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	31	—	31
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	24	—	24
	—	—	55	—	55
Income
Finance income	—	—	85	1	86
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	353	1	354
	—	—	438	2	440

	EUR million
	31-03-2023
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	109	160	269
Financing agreements: loans and capital contributions (borrower)	—	4	419	(24)	399
Guarantees provided	—	—	—	4	4
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	185	5	190
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	209	—	209

	EUR million
	31-03-2023
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	11	9,420	615	10,046
Other collection rights	—	—	1,146	—	1,146
	—	11	10,566	615	11,192
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	26	3,658	85	3,769
Other payment obligations	—	—	363	—	363
	—	26	4,021	85	4,132

	EUR million
	31-03-2022
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	7	—	7
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	91	—	91
	—	—	98	—	98
Income
Finance income	—	—	39	—	39
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	306	—	306
	—	—	345	—	345

	EUR million
	31-03-2022
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	318	(1)	317
Financing agreements: loans and capital contributions (borrower)	—	14	(100)	133	47
Guarantees provided	—	—	—	—	—
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	(14)	—	(14)
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	(121)	—	(121)

	EUR million
	31-12-2022
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	13	9,311	455	9,779
Other collection rights	—	—	946	—	946
	—	13	10,257	455	10,725
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	22	3,239	109	3,370
Other payment obligations	—	—	372	—	372
	—	22	3,611	109	3,742

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	31-03-2023	31-12-2022
Loan commitments granted	278,586	274,075
Of which impaired	662	653
Financial guarantees granted	13,132	12,856
Of which impaired	540	521
Bank sureties	13,084	12,813
Credit derivatives sold	48	43
Other commitments granted	98,418	92,672
Of which impaired	587	608
Other granted guarantees	49,312	50,508
Other	49,106	42,164
The breakdown of the off-balance sheet exposure and impairment on 31 March 2023 and 31 December 2022 by impairment stages is EUR 380,638 million and EUR 370,729 million of exposure and EUR 339 million and EUR 331 million of impairment in stage 1, EUR 7,709 million and EUR 7,092 million of exposure and EUR 190 million and EUR 191 million of impairment in stage 2, and EUR 1,789 million and EUR 1,782 million of exposure and EUR 251 million and EUR 212 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the first three months ended 31 March 2023 and 2022 is as follows:

Average headcount
	Bank		Group
	31-03-2023	31-03-2022	31-03-2023	31-03-2022
Men	11,136	11,002	96,656	90,977
Women	11,006	10,797	112,215	108,737
	22,142	21,799	208,871	199,714
The number of branches at 31 March 2023 and 31 December 2022 is as follow:

Number of branches
	Group
	31-03-2023	31-12-2022
Spain	1,961	1,966
Group	7,032	7,053
	8,993	9,019

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 31 March 2023 and 31 December 2022, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	31-03-2023			31-12-2022
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	52,225	120,664	172,889	45,014	111,104	156,118
Non-trading financial assets mandatorily at fair value through profit or loss	1,735	3,935	5,670	1,800	3,913	5,713
Financial assets at fair value through profit and loss	2,330	7,411	9,741	1,976	7,013	8,989
Financial assets at fair value through other comprehensive income	64,280	19,934	84,214	64,216	21,023	85,239
Hedging derivatives (assets)	—	6,969	6,969	—	8,069	8,069
Financial liabilities held for trading	14,098	109,618	123,716	16,237	98,948	115,185
Financial liabilities designated at fair value through profit or loss (*)	213	36,883	37,096	212	40,056	40,268
Hedging derivatives (liabilities)	—	9,363	9,363	—	9,228	9,228
Liabilities under insurance contracts (*)	—	17,274	17,274	—	16,426	16,426
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first three months of 2023 and 2022, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2022.
As of 31 March 2023, the CVA (Credit Valuation Adjustment) accounted for was EUR 309 million (a decrease of 6.4% compared to 31 December 2022) and adjustments of DVA (Debt Valuation Adjustment) was EUR 301 million (a decrease of 2.6% compared to 31 December 2022). The reduction is due to the decrease in the credit spreads offset by the upward movements in interest rates.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 March 2023 and 31 December 2022:

	EUR million		EUR million
	Fair values calculated using internal models at 31-03-2023 (*)		Fair values calculated using internal models at 31-12-2022 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	149,456	9,457	142,832	8,290
Financial assets held for trading	119,875	789	110,721	383
Central banks (**)	13,105	—	11,595	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	23,045	—	16,502	—	Present value method	Yield curves, FX market prices
Customers (**)	10,512	—	9,550	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	7,526	410	6,537	43	Present value method	Yield curves, FX market prices
Derivatives	65,687	379	66,537	340
Swaps	52,944	143	54,367	139	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	876	2	916	4	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,384	45	2,681	39	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	881	—	113	—	Present value method	Yield curves, FX market prices
Index and securities options	301	72	354	48	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	8,301	117	8,106	110	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	6,969	—	8,069	—
Swaps	6,473	—	6,687	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	1	—	2	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	495	—	1,380	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,088	1,847	2,080	1,833
Equity instruments	897	1,307	643	1,269	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	553	320	809	325	Present value method	Yield curves
Loans and receivables	638	220	628	239	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	6,952	459	6,586	427
Credit institutions	647	—	673	—	Present value method	Yield curves, FX market prices
Customers (***)	6,116	5	5,769	5	Present value method	Yield curves, FX market prices, HPI
Debt instruments	189	454	144	422	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	13,572	6,362	15,376	5,647
Equity instruments	43	706	9	700	Present value method	Yield curves,Market price, Dividends and Others
Debt instruments	10,144	230	11,869	229	Present value method	Yield curves, FX market prices
Loans and receivables	3,385	5,426	3,498	4,718	Present value method	Yield curves, FX market prices and Credit curves
LIABILITIES	172,324	814	163,733	925
Financial liabilities held for trading	109,321	297	98,533	415
Central banks (**)	10,301	—	5,759	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	13,765	—	9,796	—	Present value method	FX market prices, Yield curves
Customers	14,139	—	12,226	—	Present value method	FX market prices, Yield curves
Derivatives	62,444	297	64,147	415
Swaps	49,053	71	51,191	235	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	762	13	769	—	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,942	23	3,268	19	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	643	62	591	42	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	1,478	—	807	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	7,566	128	7,521	119	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	8,672	—	6,605	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	9,348	15	9,214	14
Swaps	7,974	15	8,142	14	Present value method	Yield curves ,FX market prices, Basis
Other	1,374	—	1,072	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss (****)	36,737	146	39,905	151	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts (****)	16,918	356	16,081	345	Present Value Method with actuarial techniques	Mortality tables and yield curves

(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models uses significant inputs that are not observable in market data.
(**)    Includes mainly short-term loans/deposits and repurchase/reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***) Includes mainly structured loans to corporate clients.
(****) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first three months of 2023 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 26 million profit (EUR 70 million profit in the first three months of 2022).

The table below shows the effect, at 31 March 2023 and 31 December 2022, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

31-03-2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	10.07%	(1.52)	1.54
Corporate debt	Price based	Market price	85% - 115%	100.00%	—	—
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	4.92%	(8.01)	7.75
Derivatives
CCS	Discounted Cash Flows	Interest rate	(1.4)% - 1.4%	0.00%	—	—
CCS	Forward estimation	Interest rate	6bp - 6bp	2.32bp	(0.01)	0.03
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.30%	(0.34)	0.72
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.79)	1.79
FRAs	Asset Swap model	Interest rate	0% - 6%	2.71%	(0.99)	0.81
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	0% - 10%	3.41%	(0.28)	0.14
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	17.37%	(0.12)	0.09
IR Options	IR option pricing model	Volatility	0% - 60%	35.82%	(0.24)	0.35
IRS	Asset Swap model	Interest rate	0% - 15%	9.20%	(0.05)	0.08
IRS	Discounted Cash Flows	Credit spread	1.1% - 5.8%	3.67%	(1.97)	2.40
IRS	Discounted Cash Flows	Swap rate	8.2% - 8.7%	8.44%	(0.01)	—
IRS	Forward estimation	Interest rate	(6)bp - 6bp	0.12bp	(0.04)	0.04
IRS	Others	Others	5.0% - n.a	n.a.	(1.48)	—
IRS	Prepayment modelling	Prepayment rate	3.1% - 5.7%	4.33%	(0.07)	0.07
Others	Forward estimation	Price	0% - 2%	0.62%	(0.45)	0.20
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(5.69)	5.69
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0% - 2%	1.05%	(0.91)	0.91
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.16)	0.16
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.85%	(4.38)	4.12

31-03-2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.01bp	(0.52)	0.52
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.68)	0.68
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(130.69)	130.69
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(28.16)	—
Loans	Discounted Cash Flows	Interest rate curve	10% - 11%	10.70%	(0.87)	0.87
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(17.51)	17.51
Loans	Forward estimation	Credit spread	2% - 4%	2.00%	(2.41)	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	(1)% - 1%	(0.18)%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(70.56)	70.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	54.85%	(0.29)	0.37
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.09)	—

31-12-2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	10.07%	(1.38)	1.40
Corporate debt	Price based	Market price	85% - 115%	100.00%	—	—
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	4.92%	(8.34)	8.07
Derivatives
CCS	Discounted Cash Flows	Interest rate	(0.70)% - 0.70%	0.00%	—	—
CCS	Forward estimation	Interest rate	(4)bp - 4bp	0.42bp	(0.06)	0.07
CDS	Discounted Cash flows	Credit Spread	14.90bp - 42.10bp	21.99bp	(0.05)	0.02
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.30%	(0.23)	0.48
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.05)	1.05
FRAs	Asset Swap model	Interest rate	0% - 6%	2.71%	(1.16)	0.95
Fx Swap	Others	Others	n.a.	n.a	(1.37)	1.37
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	0% - 10%	3.41%	(0.21)	0.11
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	17.37%	(0.14)	0.11
IR Options	IR option pricing model	Volatility	0% - 60%	35.82%	(0.30)	0.44
IRS	Asset Swap model	Interest rate	0% - 15%	9.20%	(0.05)	0.08
IRS	Discounted Cash Flows	Credit spread	1.25% - 6.29%	3.89%	(2.25)	2.47
IRS	Discounted Cash Flows	Swap rate	8.6% - 9.1%	8.84%	(0.02)	0.03
IRS	Forward estimation	Interest rate	(6)pb - 6pb	0.13bp	(0.04)	0.04
IRS	Others	Others	5% - n.a	n.a	(11.58)	—
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	4.17%	(0.06)	0.05
Others	Forward estimation	Price	0% - 2%	0.62%	(0.53)	0.24
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(5.75)	5.75
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%	1.05%	(0.18)	0.18
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.79)	0.79

31-12-2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(4.25)	3.83
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.01bp	(0.33)	0.33
Corporate debt	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.68)	0.68
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(126.87)	126.87
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a	(24.10)	—
Loans	Discounted Cash Flows	Interest rate curve	0.8% - 1.0%	0.88%	(0.08)	0.08
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(17.51)	17.51
Loans	Forward estimation	Credit spread	2.56% - 3.40%	2.56%	(0.49)	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	(0.4)% - 1.6%	0.63%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(70.04)	70.04
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	40.73%	(0.29)	0.18
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.13)	—

Lastly, the changes in the financial instruments classified as level 3 in the first three months of 2023 and 2022 were as follows:

	01-01-2023	Changes						31-03-2023
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	383	100	(70)	8	—	381	(13)	789
Debt instruments	42	2	(3)	(17)	—	383	2	409
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	340	98	(67)	25	—	(2)	(15)	379
Swaps	139	—	(3)	25	—	—	(18)	143
Exchange rate options	4	—	—	(2)	—	—	—	2
Interest rate options	39	—	—	6	—	—	—	45
Index and securities options	48	31	—	4	—	(13)	2	72
Other	110	67	(64)	(8)	—	11	1	117
Trading financial assets at fair value through profit or loss	427	—	—	(13)	—	33	12	459
Loans and advances to customers	5	—	—	—	—	—	—	5
Debt instruments	422	—	—	(13)	—	33	12	454
Non-trading financial assets mandatorily at fair value through profit or loss	1,833	56	(45)	22	—	—	(19)	1,847
Loans and advances to customers	239	5	(16)	(11)	—	—	3	220
Debt instruments	325	7	(10)	(2)	—	—	—	320
Equity instruments	1,269	44	(19)	35	—	—	(22)	1,307
Financial assets at fair value through other comprehensive income	5,647	1,627	(1,471)	—	41	490	28	6,362
Loans and advances to customers	4,718	1,627	(1,469)	—	39	490	21	5,426
Debt instruments	229	—	—	—	1	—	—	230
Equity instruments	700	—	(2)	—	1	—	7	706
TOTAL ASSETS	8,290	1,783	(1,586)	17	41	904	8	9,457
Financial liabilities held for trading	415	81	(61)	(9)	—	(114)	(15)	297
Trading derivatives	415	81	(61)	(9)	—	(114)	(15)	297
Swaps	235	—	(61)	14	—	(97)	(20)	71
Exchange rate options	—	25	—	(12)	—	—	—	13
Interest rate options	19	7	—	(3)	—	—	—	23
Index and securities options	42	31	—	1	—	(17)	5	62
Others	119	18	—	(9)	—	—	—	128
Hedging derivatives (Liabilities)	14	—	—	(1)	—	2	—	15
Swaps	14	—	—	(1)	—	2	—	15
Financial liabilities designated at fair value through profit or loss (*)	151	—	(5)	—	—	—	—	146
Liabilities covered by insurance and reinsurance contracts (*)	345	—	—	1	—	—	10	356
TOTAL LIABILITIES	925	81	(66)	(9)	—	(112)	(5)	814
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).

	01-01-2022	Changes						31-03-2022
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	537	29	(43)	(85)	—	20	17	475
Debt instruments	22	1	—	—	—	—	5	28
Equity instruments	2	—	(1)	—	—	—	—	1
Trading derivatives	513	28	(42)	(85)	—	20	12	446
Swaps	224	22	(22)	(14)	—	—	—	210
Exchange rate options	12	—	(9)	—	—	—	—	3
Interest rate options	182	—	—	(53)	—	(1)	—	128
Index and securities options	41	4	(9)	(15)	—	22	8	51
Other	54	2	(2)	(3)	—	(1)	4	54
Trading financial assets at fair value through profit or loss	418	—	—	12	—	—	77	507
Credit institutions	—	—	—	—	—	—	—	—
Loans and advances to customers	18	—	—	(1)	—	—	(3)	14
Debt instruments	400	—	—	13	—	—	80	493
Non-trading financial assets mandatorily at fair value through profit or loss	1,865	131	(138)	107	—	(28)	40	1,977
Loans and advances to customers	268	58	(36)	(6)	—	—	15	299
Debt instruments	366	—	(13)	(2)	—	(28)	4	327
Equity instruments	1,231	73	(89)	115	—	—	21	1,351
Financial assets at fair value through other comprehensive income	4,847	2,968	(2,276)	—	(11)	263	50	5,841
Loans and advances to customers	3,880	2,930	(2,267)	—	(12)	195	14	4,740
Debt instruments	146	35	(1)	—	—	—	36	216
Equity instruments	821	3	(8)	—	1	68	—	885
TOTAL ASSETS	7,667	3,128	(2,457)	34	(11)	255	184	8,800
Financial liabilities held for trading	160	76	(11)	(36)	—	12	13	214
Trading derivatives	160	76	(11)	(36)	—	12	13	214
Swaps	44	6	(3)	16	—	—	(1)	62
Exchange rate options	7	6	(6)	(3)	—	—	—	4
Interest rate options	26	42	—	(24)	—	—	—	44
Index and securities options	67	4	(1)	(16)	—	12	14	80
Interest rate and equity futures	—	—	—	—	—	—	—	—
Others	16	18	(1)	(9)	—	—	—	24
Financial liabilities designated at fair value through profit or loss (*)	151	—	(4)	—	—	—	—	147
Liabilities covered by insurance and reinsurance contracts (*)	318	—	—	—	—	—	62	380
TOTAL LIABILITIES	629	76	(15)	(36)	—	12	75	741
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b)

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 19 May 2023	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer